May 4, 2005


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Michael Reedich
            Division of Corporation Finance

Re:  XOMA Ltd.
     Registration Statement on Form S-3
     File No. 333-123438
     Filed March 18, 2005, as amended April 28, 2005


Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, being the issuer of securities to which the referenced Registration Statement relates, respectfully requests that the effectiveness of said Registration Statement be accelerated so that it will become effective at 10:00 A.M. on May 6, 2005 or as soon thereafter as practicable.

     The disclosure in the filing is the responsibility of the Company. The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

     The Company represents to the Commission that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.





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                               Very truly yours,

                               XOMA Ltd.


                               By:  /s/ Christopher J. Margolin
                                    ----------------------------------
                                    Christopher J. Margolin
                                    Vice President, General
                                    Counsel and Secretary